Consolidated financial statements of

Almaden Minerals Ltd.

(An exploration stage company)

Almaden Minerals Ltd.
(An exploration stage company)
December 31, 2008
Table of contents
Reports of independent registered chartered accountants		1-3
Consolidated balance sheets		4
Consolidated statements of loss		5
Consolidated statements of comprehensive loss		6
Consolidated statements of shareholders’ equity		7
Consolidated statements of cash flows		8
Notes to the consolidated financial statements		9-38
Schedules
1.	Consolidated schedules of general and administrative expenses	39
2.	Consolidated schedule of share capital since inception	40-42

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466

Report of Independent Registered Chartered Accountants	Fax: 604-685-0395 www.deloitte.ca

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated balance sheets of Almaden Minerals Ltd. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and for the cumulative period from incorporation September 25, 1980 to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 and for the cumulative period from incorporation September 25, 1980 to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants Vancouver, Canada March 25, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 25, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants Vancouver, Canada March 25, 2009

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated March 25, 2009, expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants Vancouver, Canada March 25, 2009

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated balance sheets as at December 31,

(Expressed in Canadian dollars)

	2008	2007
	$ $
Assets
Current assets
Cash and cash equivalents	12,318,950	14,548,760
Accounts receivable and prepaid expenses	448,675	528,095
Marketable securities (Note 4)	340,893	2,646,959
Inventory (Note 5)	274,768	274,768
Total current assets	13,383,286	17,998,582

Property, plant and equipment (Note 6)	1,013,580	1,045,100
Investment (Note 7)	1,549,036	1,409,929
Reclamation deposit	81,500	81,500
Mineral property deposit (Note 8 (e)(xi))	138,929	585,893
Mineral properties (Note 8)	8,235,749	6,848,635
Total assets	24,402,080	27,969,639

Liabilities
Current liabilities
Accounts payable and accrued liabilities	205,938	203,797
Mineral taxes payable	-	379,653
Total current liabilities	205,938	583,450

Asset retirement obligation (Note 10)	129,332	124,036
Total liabilities	335,270	707,486

Shareholders' equity
Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 9)
45,525,829 shares - December 31, 2008
44,469,638 shares - December 31, 2007	49,159,392	48,226,402
Contributed surplus	4,685,764	4,322,284
Accumulated other comprehensive loss	(1,358,650)	(828,479)
Deficit, accumulated during the exploration stage	(28,419,696)	(24,458,054)
Total shareholders' equity	24,066,810	27,262,153
Total liabilities and shareholders' equity	24,402,080	27,969,639

Nature of operations (Note 1) Commitments and contingencies (Note 15)

On behalf of the Board

(Signed) Duane Poliquin

Duane Poliquin, Director

(Signed) Donald M. Lorimer

Donald M. Lorimer, Director

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of loss

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2008	2008	2007	2006
	$ $		$ $

Revenue
Interest income	2,577,841	372,107	622,668	623,048
Other income	1,163,622	473,694	129,630	213,883
	3,741,463	845,801	752,298	836,931

Expenses
Write-down of interests in
mineral properties	5,497,313	1,440,665	746,873	1,125,334
General and administrative
expenses (Schedule 1)	9,985,885	1,270,628	1,510,290	1,195,495
General exploration expenses	6,794,643	1,125,202	1,292,578	718,191
Stock option compensation	11,302,500	481,600	700,500	2,488,900
	33,580,341	4,318,095	4,250,241	5,527,920
	(29,838,878)	(3,472,294)	(3,497,943)	(4,690,989)

Loss on equity investment (Note 7)	(259,760)	(113,393)	(146,367)	-
Gain on dilution (Note 7)	436,296	-	436,296	-
Write-down of marketable
securities (Note 4)	(1,665,409)	(890,179)	-	(487,110)
Income on mineral property
options	4,166,925	334,243	1,577,696	527,811
(Loss) gain on sale of
marketable securities	(1,073,774)	(211,078)	347,188	367,996
Loss on sale of property, plant
and equipment	(86,696)	(325)	(90,613)	(8,163)
Foreign exchange (loss) gain	(336,551)	153,233	(317,677)	21,680

Loss before income taxes	(28,657,847)	(4,199,793)	(1,691,420)	(4,268,775)
Income tax recovery (Note 14)	1,521,391	238,151	642,600	-
Net loss	(27,136,456)	(3,961,642)	(1,048,820)	(4,268,775)

Net loss per share
Basic and diluted		(0.09)	(0.02)	(0.10)

Basic and diluted weighted average
number of shares outstanding		45,007,101	44,214,511	41,351,133

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2008	2008	2007	2006
	$	$	$	$

Net loss	(27,136,456)	(3,961,642)	(1,048,820)	(4,268,775)

Unrealized loss on available-for-
sale financial assets arising
during the period	(1,595,223)	(736,807)	(858,416)	-
Reclassification adjustment for
(gains) losses included in net loss	(143,882)	206,636	(350,518)	-

Other comprehensive loss	(1,739,105)	(530,171)	(1,208,934)	-
Comprehensive loss	(28,875,561)	(4,491,813)	(2,257,754)	(4,268,775)

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of shareholders' equity

(Expressed in Canadian dollars)

				Accumulated
				other
				comprehensive
				income (loss)	Deficit
				("AOCI")	accumulated
				Gains (losses)	during	Total
		Share capital	Contributed	on available for	exploration	AOCI
	Shares	Amount	surplus	sale securities	stage	and deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2005	36,192,497	31,639,259	2,659,154	-	(18,497,859)	(18,497,859)	15,800,554
Net loss	-	-	-	-	(4,268,775)	(4,268,775)	(4,268,775)
Stock option expense	-	-	2,488,900	-	-	-	2,488,900
Fair value of warrants granted	-	-	175,115	-	-	-	175,115
For cash pursuant to private placements	735,153	1,793,298	-	-	-	-	1,793,298
For cash on exercise of share purchase warrants	5,568,605	11,965,959	(883,000)	-	-	-	11,082,959
For cash on exercise of stock options	1,128,000	1,257,306	(358,698)	-	-	-	898,608
Balance, December 31, 2006	43,624,255	46,655,822	4,081,471	-	(22,766,634)	(22,766,634)	27,970,659
Transition adjustment (Note 3)	-	-	-	380,455	-	380,455	380,455
Balance at January 1, 2007	43,624,255	46,655,822	4,081,471	380,455	(22,766,634)	(22,386,179)	28,351,114
Net loss	-	-	-	-	(1,048,820)	(1,048,820)	(1,048,820)
Other comprehensive income (loss)	-	-	-	(1,208,934)	-	(1,208,934)	(1,208,934)
Stock option expense	-	-	700,500	-	-	-	700,500
Fair value of warrants granted	-	-	13,000	-	-	-	13,000
For cash on exercise of share purchase warrants	58,591	192,150	(29,713)	-	-	-	162,437
For cash on exercise of stock options	786,792	1,378,430	(442,974)	-	-	-	935,456
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(642,600)	(642,600)	(642,600)
Balance, December 31, 2007	44,469,638	48,226,402	4,322,284	(828,479)	(24,458,054)	(25,286,533)	27,262,153
Net loss	-	-	-	-	(3,961,642)	(3,961,642)	(3,961,642)
Other comprehensive loss	-	-	-	(530,171)	-	(530,171)	(530,171)
Stock option expense	-	-	481,600	-	-	-	481,600
Fair value of warrants granted in private placement	-	-	16,340	-	-	-	16,340
For cash pursuant to private placements	189,500	278,319	-	-	-	-	278,319
For cash on exercise of stock options	866,691	654,671	(134,460)	-	-	-	520,211
Balance, December 31, 2008	45,525,829	49,159,392	4,685,764	(1,358,650)	(28,419,696)	(29,778,346)	24,066,810

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,	Years ended December 31,
	2008	2008	2007	2006
	$	$	$	$

Operating activities
Net loss	(27,136,456)	(3,961,642)	(1,048,820)	(4,268,775)
Items not affecting cash
Future income tax recovery	(1,283,240)	-	(642,600)	-
Loss on equity investment	259,760	113,393	146,367	-
Gain on disposition	(436,296)	-	(436,296)	-
Depreciation	1,204,031	195,757	218,789	231,413
Bad debts	91,168	-	91,168	-
Loss (gain) on marketable securities	1,073,774	211,078	(347,188)	(367,996)
Write-down of marketable securities	1,665,409	890,179	-	487,110
Income on mineral property options	(3,482,907)	(334,243)	(1,577,696)	(527,811)
Write-down of interests in mineral
properties	11,298,430	1,440,665	746,873	1,125,334
Stock-option compensation	5,501,383	481,600	700,500	2,488,900
Loss on sale of property, plant and
equipment	86,696	325	90,613	8,163
Other	(61,052)	-	-	-
Changes in non-cash working capital
components
Accounts receivable and prepaid
expenses	(531,276)	79,420	(4,807)	(102,883)
Accounts payable and accrued liabilities	170,836	2,141	(165,453)	182,702
Mineral taxes payable	(380,322)	(379,653)	-	-
	(11,960,062)	(1,260,980)	(2,228,550)	(743,843)

Financing activity
Issuance of shares, net of share issue
costs	45,785,962	814,870	1,097,893	13,949,980

Investing activities
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(5,000)	-	(5,000)	5,000
Marketable securities
Purchases	(4,582,435)	(96,021)	(16,500)	(32,500)
Net proceeds	6,710,911	935,705	589,897	806,039
Property, plant and equipment
Purchases	(2,408,861)	(186,608)	(173,418)	(247,575)
Proceeds	152,053	22,046	65,720	2,000
Mineral property deposit	(138,929)	446,964	(585,893)	-
Mineral properties
Costs	(22,151,755)	(3,105,824)	(3,760,334)	(2,973,501)
Gold sales	362,906	-	-	-
Net proceeds	2,250,642	200,038	767,989	70,306
Incorporation costs	(3,298)	-	-	-
	(21,506,950)	(1,783,700)	(3,117,539)	(2,370,231)

Net cash inflow (outflow)	12,318,950	(2,229,810)	(4,248,196)	10,835,906
Cash and cash equivalents, beginning of
year	-	14,548,760	18,796,956	7,961,050
Cash and cash equivalents, end of
year	12,318,950	12,318,950	14,548,760	18,796,956

Supplemental cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 18 and include the following policies:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Almaden America Inc. Republic Resources Ltd. Almaden de Mexico, S.A. de C.V. Minera Gavilan, S.A. de C.V. Compania Minera Zapata, S.A. de C.V.	Nevada British Columbia Mexico Mexico Mexico

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment. The Company’s 33.2% interest in Tarsis Capital Corp. is accounted for using the equity method.

(b)	Foreign exchange

The functional currency of the Company’s subsidiaries has been determined to be the Canadian dollar. U.S. dollar and Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

	(i)	Monetary assets and liabilities - at the rate of exchange prevailing at the year- end.

	(ii)	Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

	(iii)	Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

	(iv)	Gains and losses on translation are credited or charged to operations.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(c)	Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

	(d)	Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

	(e)	Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Computer hardware and software	30%
Field equipment	20%
Furniture and fixtures	20%
Geological data library	20%
Mill equipment	30%
Drill equipment	20%
Leasehold improvements	20%	straight-line

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant. An impairment in value would be indicated if the assets’ carrying value exceeds the estimated recoverable amount. During the periods covered by these financial statements there was no indication of impairment.

(f)	Mineral properties

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of- production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(g)	Income taxes

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company’s assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

	(h)	Income from mineral property options

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

	(i)	Stock-based compensation plans

The Company accounts for options granted under its fixed stock option plan (Note 9 (c)) using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	(j)	Asset retirement obligation

Liabilities for asset retirement obligations are initially recognized at their fair value in the period in which they are incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows required to settle the obligation.

In addition, the Company has $81,500 of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

	(k)	Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year. For the three years ended December 31, 2008, all of the outstanding stock options and warrants are anti-dilutive.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(l)	Measurement uncertainties

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of the net recoverable value of assets including mineral properties, asset retirement obligations, the extent of any permanent decline in the value of marketable securities, stock-based compensation, provisions for income taxes and contingencies.

	(m)	Financial instruments

(i) Comprehensive income

Comprehensive income comprises the Company’s net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources and, for the company, principally includes unrealized gains and losses on available-for- sale securities. The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income (loss) and the statements of shareholders’ equity.

(ii) Financial assets and financial liabilities

(a) Classification

The Company has implemented the following classification of its financial assets and financial liabilities:

Cash and cash equivalents are classified as held for trading and are measured at fair value.

Accounts receivable are classified as “Loans and receivables”. They are measured at amortized cost. At December 31, 2008, the recorded amount approximates fair value.

Marketable securities are classified as “Available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(m)	Financial instruments (continued)

		(ii)	Financial assets and financial liabilities (continued)

(a) Classification (continued)

Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost. At December 31, 2008, the recorded amount approximates fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

(b) Derivatives

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2008, the Company does not have any derivative instruments designated as hedging instruments.

(c) Embedded derivatives

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading. These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognized in income. The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract.

	(n)	Future accounting pronouncements

		(i)	Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062,

Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement clarifies standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section is effective in the first quarter of 2009 and it is not expected to have a material impact on the Company’s results of operations.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(n)	Future accounting pronouncements (continued)

(ii) Business combinations

In January 2009 the CICA issued Section 1582, Business Combinations;

Section 1601, Consolidations; and Section 1602, Non-Controlling Interests to replace prior accounting standards Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new sections specify a number of changes for accounting for business combinations and preparing consolidated financial statements. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of future business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Acquisition related costs will be required to be expensed and non-controlling interests will be classified as a component of shareholders equity. The new standards will become effective in 2011.

(iii) Convergence with International Financial Reporting Standards

By 2011, the Company is required to adopt International Financial Reporting Standards (“IFRS”) as all publicly listed Canadian companies will be required to do by Canada’s Accounting Standards Board. The Company has prepared a plan to transition from Canadian generally accepted accounting principles financial reporting to IFRS and is currently assessing the quantitative impacts of this transition. The Company is also currently assessing the benefits of adopting IFRS one year early in 2010.

3.	Changes in accounting policy

	(a)	Financial instruments

Effective January 1, 2007, the Company adopted new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. The CICA issued the following Handbook Sections: Section 3855,

Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a financial instrument is to be recognized on the balance sheet. In addition, these sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

3.	Changes in accounting policy (continued)

	(a)	Financial instruments (continued)

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables. In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost. Changes in the fair value of available-for- sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired. Changes in the fair value of trading securities are recorded directly into income. Financial liabilities are classified as trading or at amortized cost.

The impact on the Company of the new standards was the accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income. The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,699,597 at January 1, 2007 with an adjustment to increase opening accumulated other comprehensive income by $380,455 as of January 1, 2007.

	(b)	Adoption of other new accounting standards

On January 1, 2008, the Company adopted the following new provisions of the CICA Handbook. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i) Section 3862, Financial Instruments - Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 16).

(ii) Section 3863, Financial Instruments - Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 16).

(iii) Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 17).

Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

qualitative information about its objectives, policies and processes for managing capital;

summary quantitative data about what it manages as capital;

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iv) Section 3031, Inventories, which replaces Section 3030 and provides more guidance on the measurement and disclosure requirements for inventories.

Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

3.	Changes in accounting policy (continued)

(b) Adoption of other new accounting standards (continued)

(v) Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern taking into account information about the future which is at least 12 months from the balance sheet date. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

4.	Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Effective January 1, 2007, marketable securities are designated as available for sale and valued at fair market value. Unrealized gains and losses due to period end revaluation to fair market value, other than those determined to be other than temporary losses, are recorded as other comprehensive income or loss (”AOCI”). During the year ended December 31, 2008, the Company determined that $890,179 of the unrealized loss recorded in AOCI represented an other than temporary loss and as a result recorded this amount in the consolidated statement of loss (2007 - $Nil).

5.	Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2008 is $1,722,477 (2007 - $1,307,798).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

6.	Property, plant and equipment
			2008
			Accumulated	Net book
		Cost	depreciation	value
		$	$	$

	Automotive equipment	371,015	214,224	156,791
	Furniture and fixtures	130,400	107,388	23,012
	Computer hardware	258,427	192,012	66,415
	Computer software	80,455	43,264	37,191
	Geological data library	65,106	46,403	18,703
	Field equipment	331,950	202,149	129,801
	Mill equipment	323,264	-	323,264
	Leasehold improvements	27,181	18,215	8,966
	Drill equipment	476,270	226,833	249,437
		2,064,068	1,050,488	1,013,580

			2007
			Accumulated	Net book
		Cost	depreciation	value
		$	$	$

	Automotive equipment	411,497	225,271	186,226
	Furniture and fixtures	130,400	101,635	28,765
	Computer hardware	225,339	170,639	54,700
	Computer software	55,879	32,593	23,286
	Geological data library	65,106	41,728	23,378
	Field equipment	331,950	169,699	162,251
	Mill equipment	323,264	-	323,264
	Leasehold improvements	27,181	12,778	14,403
	Drill equipment	397,270	168,443	228,827
		1,967,886	922,786	1,045,100

	At December 31, 2008, the mill equipment was not in use. Depreciation will be charged when
	the mill equipment is put into use.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

7. Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000. In addition, Almaden retained a net smelter royalty equal to 2% of all minerals discovered on the properties. As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30%. In the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2% ..

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000. Almaden retains a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator. Tarsis also agrees to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for the property.

Almaden has one director and two officers in common with Tarsis. Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Tarsis’ loss of $113,393 during the year ended December 31, 2008 (2007 - $146,367).

The fair market value of the investment at December 31, 2008 was $225,500 (December 31, 2007 - $2,100,000).

During the year ended December 31, 2008, the Company charged Tarsis $79,215 for office rent and various expenses (2007 - $22,899).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

8.	Mineral properties
		2008	2007
		$	$
	Canada

	Elk (a)
	100% interest in mineral claims in British Columbia	5,923,368	5,650,867
	which includes the Siwash gold deposit
	ATW
	Net 58.8% interest in mineral claims near Lac De Gras,
	Northwest Territories	495,211	100,000

	United States

	Willow
	100% interest in mineral claims in Nevada	442,671	100,547

	Mexico

	Caballo Blanco (b)
	100% interest in mineral claims in Veracruz State	53,953	1
	Tuligtic (c)
	100% interest in mineral claims in Puebla State	288,409	121,022
	San Carlos/San Jose (d)
	100% interest in the San Carlos and San Jose mineral
	claims in Tamaulipas State	228,015	77,720
	Caldera
	100% interest in mineral claims in Puebla State	267,901	17,040

	Interests in various other mineral claims (Note 8 (e))	536,221	781,438
		8,235,749	6,848,635

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking. The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis. A National Instrument 43-101 resource has been calculated for the property.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(b)	Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex had to keep the property in good standing and incur exploration expenditures totalling US$2,000,000. During 2006, Comaplex completed earn-in requirements.

During 2007, the Company acquired Comaplex’s 60% interest for US$1,250,000 and entered into an agreement with Canadian Gold Hunter Corp. (“CGH”). To earn a 70% interest, CGH must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.

	(c)	Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking. During 2007, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”). To earn a 60% interest, Pinnacle had to incur exploration expenditures of US$6,000,000 and issue 1,000,000 shares to the Company by August 9, 2012. During 2007, Pinnacle failed to meet their commitments and the Company terminated the agreement.

	(d)	San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR. During 2007, the Company purchased the NSR for US$20,000 and issued a 25,000 share purchase warrant for a term of three years exercisable at a price of $3.00 per share.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”). To earn a 51% interest, Hawkeye had to maintain the property in good standing, pay $45,475 which was received, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue a total of 1,250,000 shares to the Company by April 2008 (amended). During 2006, Hawkeye abandoned its interest in the property.

	(e)	Other

(i) Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking. During 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”). To earn a 60% interest in either or both of these properties, Williams Creek had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012. During 2008, Williams Creek abandoned its interest in the Brookmere property and as of December 31, 2008, Williams Creek abandoned its interest in the Merit property. As at December 31, 2008, the Company has written down the carrying value of the Brookmere and Merit properties to $1. The write-down recognized in 2008 is $38,002 (2007 - $Nil).

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(e)	Other (continued)

		(ii)	Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking. During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”). To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issued 1,000,000 shares to the Company by December 31, 2012. During 2007, Tanqueray abandoned its interest in the property.

At the end of 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”). To earn a 60% interest, Zenith had to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010. As of December 31, 2008, Zenith abandoned its interest in the property and the Company wrote down its interest in this property to $1. The write-down recognized in 2008 is $25,449 (2007 - $Nil).

		(iii)	Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking. During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”). To earn a 51% interest, Strongbow incurred exploration expenditures of $2,000,000 and issued 600,000 shares to the Company. During 2007, the Company decided not to participate in the summer work program and its interest has been diluted to 34.14%.

		(iv)	Ponderosa

The Company acquired a 100% interest in the Ponderosa property by staking. During 2007, the Company entered into an agreement with Strongbow. To earn a 60% interest, Strongbow had to incur exploration expenditures of $4,000,000 and issue 1,050,000 shares to the Company by January 10, 2012. During 2008, Strongbow abandoned its interest in the property and the Company wrote down its interest in this property to $1. The write-down recognized in 2008 is $6,789 (2007 - $Nil).

(v) Fuego

The Company acquired a 100% interest in the Fuego claim by staking. During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn a 60% interest, Horseshoe had to maintain the property in good standing, incur exploration expenditures totalling US$3,000,000 and issue 1,000,000 shares to the Company by December 31, 2008 (amended). During 2007, Horseshoe abandoned its interest in the property and at December 31, 2008, the Company’s interest in this property is recorded as $1. The write-down recognized in 2008 is $32,145 (2007 - $Nil).

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(e)	Other (continued)

		(vi)	Viky

The Company acquired a 100% interest in the Viky property by staking and purchased interests in three additional mineral claims. During 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex had to incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years. During 2008, Apex abandoned its interest in the property. As at December 31, 2008, the Company has written down the carry value of this property to $1. The write-down recognized in 2008 is $23,069 (2007 - $11,800).

		(vii)	Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.

During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire has to incur exploration expenditures totalling $3,500,000 and issue 800,000 shares to the Company over five years.

		(viii)	Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking. During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”). To earn a 60% interest, Lincoln must incur exploration expenditures of $3,500,000 and issue 1,550,000 shares to the Company over five years.

		(ix)	Campanario

The Company acquired a 100% interest in the Campanario claim by staking. During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire had to incur exploration expenditures of $3,500,000 and issue 700,000 shares to the Company by October 31, 2011 (amended). During 2007, Spire abandoned its interest in the property and at December 31, 2008, the Company’s interest in the property is recorded at $1. The write-down recognized in 2008 is $46,611 (2007 - $567).

		(x)	Gallo de Oro

During 2007, the Company acquired a 100% interest in the As de Oro claim for US$50,000. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. To earn its interest, the Company must pay US$50,000 by October 30, 2009. At December 31, 2008, US$40,000 of this obligation had been paid.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

8.	Mineral properties (continued)

	(e)	Other (continued)

		(xi)	Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim. An initial payment of $117,572, representing 20% of the purchase price, was paid. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright. The bond in the amount of $446,964 was returned to the Company.

The Company subsequently entered into an agreement with Apex. To earn a 60% interest, Apex must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009.

		(xii)	Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. (“Santoy”) entered into an agreement with Skeena Resources Ltd. (“Skeena”). To earn a 60% interest, Skeena must incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.

		(xiii)	Other write-downs of interests in mineral properties

In addition, the company wrote down its interest in other mineral properties in aggregate by $1,268,600 (2007 - $734 506).

9.	Share capital

	(a)	Details of private placement issues of common shares in 2008 and 2006 were as follows:

The Company issued 86,000 units on November 14, 2008 on a private placement basis at a price of $0.70 per share, after incurring issue costs of $6,419. Each unit consists of one common flow-through share and one whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until November 14, 2009. The fair value of the warrants issued as part of the private placement of $16,340 was allocated to share capital and contributed surplus.

The Company issued 100,000 flow-through shares on March 6, 2008 on a private placement basis at a price of $2.50 per share, after incurring issue costs of $17,872. 3,500 non-flow-through common shares were issued to a finder in respect of this placement.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(a)	(continued)

The Company issued 325,000 units on July 21, 2006 on a private placement basis at a price of $2.80 per share, after incurring issue costs of $38,570. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until July 21, 2008. The fair value of the warrants issued as part of the private placement of $86,125 was allocated to share capital and contributed surplus. Also, 2,752 flow-through common shares were issued to an agent in consideration of their services.

The Company issued 175,500 units on November 15, 2006 on a private placement basis at a price of $2.75 per share, after incurring issue costs of $25,084. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $2.85 per share until November 15, 2007. The fair value of the warrants issued as part of the private placement of $45,309 was allocated to share capital and contributed surplus. Also, 2,182 units were issued to an agent in consideration of their services.

The Company issued 225,000 units on December 20, 2006 on a private placement basis at a price of $2.90 per share, after incurring issue costs of $40,761. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until December 20, 2007. The fair value of the warrants issued as part of the private placement of $43,681 was allocated to share capital and contributed surplus. Also, 4,899 units were issued to an agent in consideration of their services.

	(b)	Warrants

	Number of		Exercise
	warrants	Expiry date	price range
			$
Outstanding,		June 30, 2006 to
December 31, 2005	5,572,855	September 18, 2008	1.75 to 2.25
Granted	366,291	-	2.85 to 3.00
Exercised	(5,568,605)	-	1.75 to 2.25
Outstanding,		November 15, 2007 to
December 31, 2006	370,541	July 21, 2008	1.78 to 3.00
Granted	25,000	-	3.00
Exercised	(58,591)	-	1.75 to 2.85
Expired	(149,450)	-	2.85 to 3.00
Outstanding,		July 21, 2008 to
December 31, 2007	187,500	March 20, 2010	3.00
Granted	86,000	November 14, 2009	1.00
Expired	(162,500)	July 21, 2008	3.00
Outstanding,		November 14, 2009 to
December 31, 2008	111,000	March 20, 2010	1.00 to 3.00

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(b)	Warrants (continued)

The fair value of the warrants issued November 14, 2008 was estimated at $16,340 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 1.79%; expected life of 1 year; dividend rate of 0%; and volatility of 107.97%.

The fair value of the warrants issued March 20, 2007 was estimated at $13,000 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.16%; expected life of 3 years; dividend rate of 0%; and volatility of 40.15%.

The fair value of the warrants issued July 21, 2006 was estimated at $86,125 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

The fair value of the warrants issued November 15, 2006 was estimated at $86,125 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

The fair value of the warrants issued December 20, 2006 was estimated at $86,125 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

At December 31, 2008, the following share purchase warrants were outstanding:

Number of		Exercise
warrants	Expiry date	price
		$

86,000	November 14, 2009	1.00
25,000	March 20, 2010	3.00
111,000

(c)	Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period. At December 31, 2008, the Company had reserved 47,583 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time over which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option vesting in any three month period. All options granted during 2008 vested on the date granted.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(c)	Options (continued)

The following table presents the outstanding options as of December 31, 2008, 2007 and 2006 and changes during the years ended on those dates:

		2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
Fixed options	Shares	price	Shares	price	Shares	price
		$		$		$
Outstanding and
exercisable at
beginning
of year	4,636,691	1.88	4,798,483	1.70	3,921,483	1.03
Granted	835,000	0.83	675,000	2.38	2,005,000	1.70
Exercised	(866,691)	0.60	(786,792)	1.19	(1,128,000)	0.80
Expired	(100,000)	2.50	(50,000)	2.92	-	-
Outstanding and
exercisable at
end of year	4,505,000	1.92	4,636,691	1.88	4,798,483	1.70

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price
		$

25,000	September 7, 2009	2.23
154,000	December 1, 2009	0.39
806,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
140,000	September 15, 2010	1.07
1,795,000	July 6, 2011	2.50
500,000	September 10, 2012	2.32
100,000	November 15, 2012	2.68
50,000	December 13, 2012	2.52
40,000	March 17, 2013	2.35
655,000	December 29, 2013	0.68
4,505,000

The weighted average grant date fair value of 655,000 stock options granted on December 29, 2008 was $0.52. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.18%; expected life of 5 years; expected volatility of 70.12%; and expected dividends of $Nil.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

9.	Share capital (continued)

	(c)	Options (continued)

The weighted average grant date fair value of 40,000 stock options granted on March 17, 2008 was $0.99. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.98%; expected life of 4 years; expected volatility of 43.60%; and expected dividends of $Nil.

The weighted average grant date fair value of 140,000 stock options granted on September 15, 2008 was $0.26. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.76%; expected life of

		1.5	years; expected volatility of 43.93%; and expected dividends of $Nil.

The weighted average grant date fair value of 25,000 stock options granted on September 7, 2007 was $0.60. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.25%; expected life of

		1.5	years; expected volatility of 40.88%; and expected dividends of $Nil.

The weighted average grant date fair value of 500,000 stock options granted on September 12, 2007 was $1.14. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.26%; expected life of

		5	years; expected volatility of 50.96%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on November 15, 2007 was $1.30. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.05%; expected life of

		5	years; expected volatility of 49.76%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on December 14, 2007 was $1.01. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.86%; expected life of

		4	years; expected volatility of 48.76%; and expected dividends of $Nil.

The weighted average grant date fair value of 1,855,000 stock options granted on July 6, 2006 was $1.28. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.49%; expected life of

		4	years; expected volatility of 54.5%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on July 6, 2006 was $0.81. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.42%; expected life of

		2	years; expected volatility of 44.3%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on September 5, 2006 was $0.67. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.2%; expected life of

		1	year; expected volatility of 49.1%; and expected dividends of $Nil.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

10.	Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia and is estimated to be settled in 5 years at the earliest. The estimated total undiscounted amount to settle the asset retirement obligation is $152,073. This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16%. The accretion for 2008 was $5,296 (2007 - $Nil).

11.	Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $145,000 for technical services and $26,375 for general and administrative services during 2008 (2007 - $181,713; 2006 - $162,515).

A company controlled by the Chief Operating Officer of the Company was paid $Nil for geological services during 2008 (2007 - $Nil; 2006 – $86,000).

A company controlled by a director of the Company was paid $Nil for consulting services during 2008 (2007 - $6,490; 2006 - $5,650).

A company controlled by a director of the Company was paid $5,000 for consulting services during 2008 (2007 - $Nil; 2006 - $Nil).

An officer of the Company was paid $Nil for professional services rendered during 2008 (2007 - $Nil; 2006 - $74,824).

A company controlled by an officer of the Company was paid $61,000 for professional services during 2008 (2007 - $11,000; 2006 - $Nil).

An officer of the Company was paid $52,375 for technical services rendered during 2008 (2007 - $115,892; 2006 - $59,200).

A company with an officer in common holds 25,000 warrants of the Company.

In 2007, the Company had investments in two companies which had optioned properties from the Company and have one director in common with the Company.

During 2008, the Company sold a mineral property to Tarsis Capital Corp. (Note 7).

Accounts receivable at December 31, 2008 included $35,646 owing from related companies (2007 - $49,863; 2006 - $2,348).

Accounts payable at December 31, 2008 included $15,847 due to related companies (2007 - $7,300; 2006 - $20,700).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the consolidated financial statements
(Expressed in Canadian dollars)

12.	Supplemental cash flow information

	Supplemental information regarding non-cash transactions is as follows:

			Years ended December 31,
		2008	2007	2006
		$	$	$
	Investing activities
	Reversal of contributed surplus
	on exercise of options	134,460	442,974	358,698
	Reversal of contributed surplus
	on exercise of warrants	-	29,713	-
	Fair value of warrants upon completion
	of private placement	16,340	13,000	117,115
	Sale of mineral properties for
	common shares of investee	35,000	1,120,000	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

		2008	2007	2006
		$	$	$

	Cash	1,206,586	1,361,368	1,446,290
	Cash equivalents	11,112,364	13,187,392	17,350,666
		12,318,950	14,548,760	18,796,956

13.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	2008	2007
	$	$

Canada	8,070,162	7,360,218
Mexico	1,179,167	533,517
	9,249,329	7,893,735

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income. The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2008	2007	2006
	$	$	$

Canada	345,467	655,648	629,347
Mexico	500,334	96,650	207,584
	845,801	752,298	836,931

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

14. Income taxes

The Company’s Canadian income tax rate is approximately 31.0% (2007 - 34.1%; 2006 -34.1%) while the Mexico income tax rate is approximately 28%. The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2008	2007	2006
	$	$	$

Statutory rate	31.0%	34.1%	34.1%

Income taxes recovered
at the Canadian statutory rate	1,301,936	577,100	1,456,500
Effect of different tax rates in
foreign jurisdiction	40,700	8,400	(4,900)
Non-deductible expenses	(176,700)	(147,800)	(852,000)
Tax recovery on flow-though
shares	-	642,600	-
Tax losses not recognized in
period benefit arose	(1,165,938)	(437,700)	(599,600)
Reduction in mineral tax liability	379,653	-	-
Mexican flat tax	(141,500)	-	-
	238,151	642,600	-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2008	2007
	$	$

Operating and capital loss carryforwards	2,289,000	2,259,000
Canadian and foreign exploration and
development expenditures	1,711,000	868,000
Asset retirement obligations	34,000	32,000
Marketable securities	319,000	-
Share issue costs	59,000	96,000
Property, plant and equipment	127,000	112,000
	4,539,000	3,367,000
Valuation loss provision	(4,539,000)	(3,367,000)
	-	-

At December 31, 2008, the Company had operating loss carryforwards available for tax purposes in Canada of $3,545,000 which expire between 2009 and 2028 and in Mexico of $4,755,000 which expire between 2009 and 2018.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

15.	Commitments and contingencies

	(a)	The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”). The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997. While management intends to defend its position, the outcome of this issue is uncertain. Currently, the Company is appealing the Ministry’s decision. The British Columbia Supreme Court heard the matter January 12, 2009 and reserved judgement. In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

	(b)	The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

$

2009	59,130
2010	60,070
2011	5,000
124,200

	(c)	During 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months. Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.

	(d)	During 2007, the Company entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter.

16.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

	(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

16.	Financial instruments (continued)

	(a)	Currency risk (continued)

		A	10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $129,000.

		A	10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net income by $30,000.

	(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates over the twelve months following the balance sheet date. The Company does not have any asset-backed commercial paper in its short-term investments. The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

	(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short- term investments is limited because these investments, although available for sale, are generally held to maturity.

		A	1% change in the interest rate would change the Company’s net income by

$115,000.

	(e)	Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company’s input costs are also affected by the price of fuel. The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

17. Management of capital risk

The Company manages its cash and cash equivalents, and shareholder’s equity (see Note 9). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18. Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”). The following is an analysis of major balance sheet categories reflecting the application of US GAAP:

Consolidated balance sheets
	2008	2007
	$	$

Total assets under Canadian GAAP	24,402,080	27,969,639
Write-off of deferred exploration costs (a)	(6,279,239)	(4,919,147)
Adjustment to equity investment (b)	(865,922)	(188,344)
Total assets under US GAAP	17,256,919	22,862,148

Shareholders' equity under Canadian GAAP	24,066,810	27,262,153
Write-off of deferred exploration costs (a)	(6,279,239)	(4,919,147)
Adjustment to equity investment (b)	(865,922)	(188,344)
Shareholders' equity under US GAAP	16,921,649	22,154,662

Significant differences between Canadian GAAP and US GAAP would have the following effect on reported net income of the Company:

Consolidated statements of loss and deficit

	2008	2007	2006
	$	$	$

Net loss under Canadian GAAP	(3,961,642)	(1,048,820)	(4,268,775)
Write-off of current period
deferred exploration costs (a)	(2,367,577)	(1,063,196)	(2,817,878)
Add back of deferred exploration
costs written off in the current
year (a)	1,007,485	525,934	1,054,641
Increase in equity investment
loss (b)	(677,578)	(188,344)	-
Reclassification of dilution gain
on equity investment to
shareholders' equity (b)	-	(436,296)	-
Future income tax expense
flow through shares (c)	-	(642,600)	-
Net loss under US GAAP	(5,999,312)	(2,853,322)	(6,032,012)

Net loss per share under
US GAAP	(0.13)	(0.07)	(0.14)

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18. Differences between Canadian and United States generally accepted accounting principles (continued)

The following is a reconciliation of cash flows incorporating the differences between Canadian and US GAAP:

Consolidated statements of cash flows
	2008	2007	2006
	$	$	$
Operating activities
Operating activities under
Canadian GAAP	(1,260,980)	(2,228,550)	(743,843)
Exploration (a)	(2,458,918)	(1,358,442)	(2,903,195)
Operating activities under
US GAAP	(3,719,898)	(3,586,992)	(3,647,038)

Investing activities
Investing activities under
Canadian GAAP	(1,783,701)	(3,081,539)	(2,370,231)
Deferred exploration (a)	2,458,918	1,358,442	2,903,195
Investing activities under
US GAAP	675,217	(1,723,097)	532,964

(a)	Under Canadian GAAP, exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration expenditures.

(b)	Under Canadian and US GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting. Under US GAAP, the Company’s share of Tarsis’ loss was $188,344 and $677,578 higher in 2007 and 2008, respectively, to reflect the fact that Tarsis is required to expense exploration expenditures under US

GAAP and to account for differences in the US GAAP treatment of flow-through shares as described in Note 18 (c).

During 2007, Tarsis issued shares and diluted the Company’s equity interest. For Canadian GAAP purposes, the Company recorded a gain on dilution of $436,296 as a component of the equity loss in 2007. Under US GAAP, gains on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders’ equity. There was no gain on dilution in 2008.

(c)	Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors. The Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares in 2007. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity. There was no renunciation of the flow-through shares in 2008.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18.	Differences between Canadian and United States generally accepted accounting principles (continued)

	(c)	(continued)

For US GAAP purposes, the premium paid for flow through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made. There was no premium on the flow-through shares issued for all periods presented. The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense in the period of renunciation.

	(d)	Recent accounting pronouncements impacting the Company

In September 2006, Financial Accountings Standard Board (“FASB”) issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. Management is currently assessing the impact on the Company’s financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial results.

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, Fair Value Measurements (“FAS 157”) in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data. Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for non-performance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP. FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect the adoption of FAS 162 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

18.	Differences between Canadian and United States generally accepted accounting principles (continued)

	(d)	Recent accounting pronouncements impacting the Company (continued)

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets (“FAS 142”). The intent of this FSP is to improve consistency between the useful life of a recognize intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, Business Combinations (“FAS 141”). FSP 142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP 142-3 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133

(“FAS 161”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for the Company’s fiscal year beginning January 1, 2009. The Company does not believe that adoption of this statement will have a material impact on the Company’s note disclosures given its limited use of derivative instruments to date.

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively.

In December 2007, the FASB issued FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated position, results of operations or cash flows.

Almaden Minerals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

(Expressed in Canadian dollars)

19. Subsequent events

Subsequent to year end, the Company arranged a private placement financing consisting of 226,316 units at a price of $0.95 per unit for proceeds of $215,000 before share issue costs. Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.15 per share for one year after the closing date. Also, 7,000 non-flow-through common shares are to be issued to an agent in consideration of their services. This financing is subject to regulatory approval.

On March 23, 2009, the Company and a wholly-owned subsidiary of the Company, signed an option agreement regarding the Tuligtic project in Mexico to allow Antofagasta Minerals S.A. (a wholly-owned subsidiary of Antofagasta PLC) to earn a 60% interest in the project by spending a total of US$7 million over five years and making payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fifth anniversary date of the effective date of the agreement.

Antofagasta can earn an additional 15% of the project by funding and delivering a feasibility study on or before the seventh anniversary of the effective date of the agreement.

Almaden Minerals Ltd.

Schedule 1

(An exploration stage company)

Consolidated schedules of general and administrative expenses

(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,		Years ended December 31,
	2008	2008	2007	2006
	$	$	$	$

Professional fees	2,922,010	283,728	274,281	257,240
Office and licenses	2,164,137	267,161	334,054	191,607
Travel and promotion	1,290,654	196,268	251,029	169,649
Depreciation	1,204,031	195,757	218,789	231,413
Insurance	310,703	114,050	90,413	65,884
Rent	979,986	100,499	124,434	140,298
Stock exchange fees	467,389	65,597	65,118	68,437
Regulatory compliance	126,711	29,773	47,089	49,849
Transfer agent fees	231,063	17,795	13,915	21,118
Bad debts	221,719	-	91,168	-
Other	67,482	-	-	-
	9,985,885	1,270,628	1,510,290	1,195,495

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

For cash upon incorporation	1	1.00	1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993 (carried forward)	5,894,895		3,569,809

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

Balance December 31, 1993 (brought forward)	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08-1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40-1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43-1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66-2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14-3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001 (carried forward)	17,123,006		15,010,776

See accompanying notes to the consolidated financial statements.

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

Balance December 31, 2001 (brought forward)	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		31,639,259
For cash pursuant to private placements	735,153	2.75-2.90	1,793,298
For cash on exercise of share purchase warrants	5,568,605	1.75-2.25	11,965,959
For cash on exercise of stock options	1,128,000	0.27-2.35	1,257,306
Balance, December 31, 2006	43,624,255		46,655,822
For cash on exercise of share purchase warrants	58,591	1.78-2.85	192,150
For cash on exercise of stock options	786,792	0.55-2.50	1,378,430
Balance, December 31, 2007	44,469,638		48,226,402
For cash pursuant to private placements	189,500	0.70-2.50	278,319
For cash on exercise of stock options	866,691	0.45-2.50	654,671
Balance, December 31, 2008	45,525,829		49,159,392

See accompanying notes to the consolidated financial statements.